AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
VOS INTERNATIONAL, INC.

VOS International, Inc., a Colorado corporation, (the "Corporation") having its principal office at 6440 Lusk Blvd., Suite 200, San Diego California 92121, hereby certifies to the Department of Corporations of Colorado that:

FIRST: The Corporation desires to amend and restate its Articles of Incorporation (the "Articles") as currently in effect which proposed amendment has been approved by a majority of the directors and shareholders of the Corporation.

SECOND: The Articles are hereby amended and restated in full as of September __, 2007 to read as follows:

ARTICLE I

THE UNDERSIGNED, Secretary of the Corporation, being at least 18 years of age, on behalf of the Corporation is hereby filing these amended and restated articles of incorporation under the General Corporation Laws of the State of Colorado.

ARTICLE II

The name of the Corporation shall be "IdeaEdge, Inc."

ARTICLE III

The purposes for which the Corporation is formed and the business and objects to be carried on and promoted by it are to engage in any lawful act or activity.

ARTICLE IV

The address of the resident agent of the Corporation in the State of Colorado is Registered Agent Colorado, LLC, 743 Horizon Court, Suite 202, Grand Junction, CO 81506.

ARTICLE V

A.   **CLASSES AND NUMBER OF SHARES**. The total number of shares of stock of all classes which the Corporation shall have authority to issue is 90,000,000 shares of which (i) 80,000,000 shares are Common Stock, par value $.001 per share ("Common Stock"), and (ii) 10,000,000 shares are Preferred Stock, par value $.001 per share ("Preferred Stock").

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B. **ABILITY TO RECLASSIFY**. The Board of Directors may classify and reclassify any unissued shares of any class of capital stock by establishing or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of stock. Subject to the terms and conditions of any outstanding capital stock, the power of the Board of Directors to classify and reclassify any of the shares of capital stock shall include, without limitation, subject to the provisions of the Charter, authority to classify or reclassify any unissued shares of such stock into a class or classes of stock that have a priority as to distributions and upon liquidation and to divide and classify shares of any class into one or more series of such class by determining, fixing or altering one or more of the following:

(1) The distinctive designation of such class or series and the number of shares to constitute such class or series; provided, however, that, unless otherwise prohibited by the terms of such or any other class or series, the number of shares of any class or series may be decreased by the Board of Directors in connection with any classification or reclassification of unissued shares and the number of shares of such class or series may be increased by the Board of Directors in connection with any such classification or reclassification and any shares of a class or series which have been redeemed, purchased, otherwise acquired or converted into shares of Common Stock or any other class or series shall become part of the authorized capital stock and be subject to classification and reclassification as provided in this subparagraph.

(2) Whether or not and, if so, the rates, amounts and times at which, and the conditions under which, dividends shall be payable on shares of such class or series, whether any such dividends shall rank senior or junior to or on a parity with the dividends payable on any other class or series of stock and the status of any such dividends as cumulative, cumulative to a limited extent or non-cumulative and as participating or non-participating.

(3) Whether or not shares of such class or series shall have voting rights, in addition to any voting rights provided by law and, if so, the terms of such voting rights.

(4) Whether or not shares of such class or series shall have conversion or exchange privileges and, if so, the terms and conditions thereof, including provision for adjustment of the conversion or exchange rate in such events or at such times as the Board of Directors shall determine.

(5) Whether or not shares of such class or series shall be subject to redemption and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable and the amount per share payable in case of redemption, which amount may vary under different conditions and different redemption dates and whether or not there shall be any sinking fund or purchase account in respect thereof and, if so, the terms thereof.

(6)	The rights of the holders of shares of such class or series upon the liquidation, dissolution or winding up of the affairs of, or upon any distribution of the assets of, the Corporation, which rights may vary depending upon whether such liquidation, dissolution or winding up is voluntary or involuntary and, if voluntary, may vary at different dates, and whether such rights shall rank senior or junior to or on a parity with such rights of any other class or series of stock.

(7)	Whether or not there shall be any limitations applicable, while shares of such class or series are outstanding, upon the payment of such dividends or making of distributions on, or the acquisitions of, or the use of moneys for purchase or redemption of any stock of the Corporation, or upon any other action of the Corporation, including action under this Subsidiary-paragraph and, if so, the terms and conditions thereof.

(8)	Any other preferences, rights, restrictions including restrictions on transferability, and qualifications of shares of such class or series, not inconsistent with law and the charter of the Corporation.

The terms of any capital stock classified or reclassified pursuant to the powers of the Board of Directors as set forth herein shall be set forth in a subsequent amendment to these articles filed for record with the Department of Corporations of Colorado prior to the issuance of any such capital stock (any such articles defined herein as "Articles Supplementary").

C.	VOTING RIGHTS.

(1)	**COMMON**.	Each share of Common Stock shall have one vote.

(2)	**PREFERRED.**	Each share of Preferred Stock shall have one vote.

**D.	TERMS OF COMMON STOCK**. The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Except as provided herein, each share of Common Stock shall be equal to every other share of Common Stock.

**(1)	DIVIDEND RIGHTS**. Subject to the provisions of law and any preferences of any class of Preferred Stock, dividends, including dividends payable in shares of another class of the Corporation's stock, may be paid on the Common Stock of the Corporation at such time and in such amounts as the Board of Directors may deem advisable.

**(2)	LIQUIDATION RIGHTS**. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Common Stock shall be entitled, after payment or provision for payment of the debts and other liabilities of the Corporation and the amount to which the holders of any class of Preferred Stock having a preference on distribution in liquidation, dissolution or winding up of the Corporation shall be entitled, together with the holders of any other class of Preferred Stock not having a preference on distributions in the liquidation, dissolution or winding up of the Corporation, to share ratably in the remaining net assets of the Corporation.

(3)   **REDEMPTION**. The Common and Preferred Stock are not subject to redemption, except as may be provided by applicable laws.

(4)   **RESTRICTIONS ON OWNERSHIP AND TRANSFER**.

(a)   DEFINITIONS.

Except as provided below, capitalized terms used herein shall have the same meanings as contained in the Colorado General Corporation Law. For purposes of these Articles, the following terms shall have the following meanings:

"BENEFICIAL OWNERSHIP" shall mean ownership of Common Stock or Preferred Stock by a Person directly, beneficially or as a result of being treated as an actual or constructive owner of such Stock. The terms "Beneficial Owner,""Beneficially Owns,""Beneficially Owned" and "Beneficially Owning" shall have the correlative meanings.

"CAPITAL STOCK" shall mean shares of stock that are Common Stock or Preferred Stock.

"PERSON" shall mean an individual, corporation, partnership, estate, limited liability company, unincorporated organization, joint venture, state or a political subdivision thereof, governmental agency, trust (including a trust qualified under Section 401(a) or l(c) (17) of the Code), a portion of a trust permanently set aside for or to be issued exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity, and also includes a group as that term is used for purposes of Section 13 (d) (3) of the Securities Exchange Act of 1934, as amended, but does not include an Underwriter that participates in a public offering of the Common Stock, Preferred Stock.

"PUBLIC OFFERING" shall mean the initial public sale of Common Stock pursuant to the Corporation's effective registration statement for such Common Stock filed under the Securities Act of 1933, as amended, which is underwritten with total equity of the Corporation at the closing of such public offering of not less than $5,000,000.

"UNDERWRITER" shall mean a securities firm or other similar entity in its capacity as a party to an underwriting agreement with the Corporation entered into with the intent of such firm or other entity of acquiring securities of the Corporation for resale.

(b) OWNERS REQUIRED TO PROVIDE INFORMATION. Each Person who is a Beneficial Owner of an interest in the Common Stock or Preferred Stock and each Person (including the stockholder of record) who is holding Common Stock or Preferred Stock for a Beneficial Owner of an interest in the Common Stock or Preferred Stock shall provide to the Corporation such information that the Corporation may request, in good faith, in order to determine its actual stockholders.

(c) AMBIGUITY. In the case of an ambiguity in the application of any of the provisions of these Amended Articles, including any definition contained herein, the Board of Directors shall have the power to determine the application of the provisions hereof with respect to any situation based on the facts known to it.

(5) **LEGEND**. Each certificate for Common Stock shall bear the following legend:

The Corporation is authorized to issue two classes of capital stock which are designated as Common Stock and Preferred Stock. The Board of Directors is authorized to determine the preferences, limitations and relative rights of the Preferred Stock before the issuance of any Preferred Stock. The Corporation will furnish, without charge, to any stockholder making a written request therefor, a copy of the Corporation's Articles and a written statement of the designations, and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption applicable to each class of stock. Requests for such written statement may be directed to the Corporation at its principal executive offices, Attention: Secretary.

E. **TERMS OF PREFERRED STOCK**. The Preferred Stock shall be divided into series. The Board of Directors of the Corporation is expressly authorized, subject to limitations prescribed by law, to provide for the issuance, in one or more series, of all or any of the shares of the Preferred Stock, and by filing a certificate pursuant to the applicable law of the State of Colorado to establish for each such series the number of its shares, the voting powers, full or limited, of the shares of such series (or that such shares shall have no voting powers), and the designations, preferences and relative, participating, optional or other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof. Except as provided herein, the Board of Directors is also expressly authorized (unless forbidden in the Articles Supplementary establishing the series) to increase or decrease (but not below the number of shares of the series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, without the vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the Articles Supplementary establishing any series of Preferred Stock.

ARTICLE VI

A.   **NUMBER**.   Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the Corporation shall be no less than one (1) and no more than five (5), which number may be increased or decreased pursuant to the Bylaws of the Corporation.

B.   **WRITTEN BALLOT**. Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

C.   **REMOVAL**. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of 66-2/3 percent of the then-outstanding shares of stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class.

D.   **VACANCIES**. Subject to the rights of the holders of any series of Preferred Stock then-outstanding, newly-created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office, or other causes, shall be filled by a majority vote of the stockholders or directors then in office. A director so chosen by the stockholders shall hold office for the balance of the term then remaining. A director so chosen by the remaining directors shall hold office until the next annual meeting of stockholders, at which time the stockholders shall elect a director to hold office for the balance of the term then remaining. No decrease in the number of directors constituting the Board of Directors shall affect the tenure of office of any director.

E.   **STOCK ISSUANCES**. The Board of Directors is hereby empowered to authorize the issuance from time to time of shares of its stock of any class, whether now or hereafter authorized, or securities convertible into shares of its stock of any class or classes, whether now or hereafter authorized, for such consideration as may be deemed advisable by the Board of Directors and without any action by the stockholders.

ARTICLE VII

The Corporation reserves the right at any time and from time to time to make any amendment to its Articles, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in its Articles, of any shares of outstanding stock. Any amendment to the Corporation's Articles shall be valid only if such amendment shall have been approved by the holders of 51 percent of the outstanding Voting Stock, voting together as a single class. All rights and powers conferred by the Corporation's Articles on stockholders, directors and officers are granted subject to this reservation.

ARTICLE VIII

The Corporation shall indemnify (A) its directors and officers, whether serving the Corporation or at its request any other entity, to the fullest extent required or permitted by the General Laws of the State of Colorado now or hereafter in force, including the advance of expenses under the procedures and to the fullest extent permitted by law and (B) other employees and agents to such extent as shall be authorized by the Board of Directors or the Corporation's Bylaws and be permitted by law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. No amendment of the Articles of the Corporation or repeal of any of its provisions shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

ARTICLE IX

To the fullest extent permitted by Colorado statutory or decisional law, as amended or interpreted, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for money damages. No amendment of the Articles of the Corporation or repeal of any of its provisions shall limit or eliminate the limitation on liability provided to directors and officers hereunder with respect to any act or omission occurring prior to such amendment or repeal.

ARTICLE X

With respect to any proposed merger, acquisition, business combination or other transaction or proposal, a director of the Corporation, in determining what is in the best interests of the Corporation, shall consider the interests of the stockholders of the Corporation and, in his or her discretion, may consider (i) the interests of the Corporation's employees, suppliers, creditors and customers, (ii) the economy of the nation, (iii) community and societal interests and (iv) the long-term as well as short-term interests of the Corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the Corporation. Pursuant to this provision, the Board of Directors may consider numerous judgmental or subjective factors affecting a proposal, including certain non-financial matters, and on the basis of these considerations may oppose a business combination or other transaction which, as an exclusively financial matter, might be attractive to some, or a majority, of the Corporation's stockholders.

ARTICLE XI

The Corporation hereby expressly elects not to be governed by the provisions of the anti-takeover and control share acquisition sections of the Colorado General Corporation Law.

ARTICLE XII

In carrying on its business, or for the purpose of attaining or furthering any of its objects, the Corporation shall have all of the rights, powers and privileges granted to corporations by the laws of the State of Colorado, as well as the power to do any and all acts and things that a natural person or partnership could do as now or hereafter authorized by law, either alone or in partnership or conjunction with others.

Any director or officer individually, or any firm of which any director or officer may be a member, or any corporation or association of which any director or officer may be a director or officer or in which any director or officer may be interested as the holder of any amount of its capital stock or otherwise, may be a party to, or may be pecuniarily or otherwise interested in, any contract or transaction of the Corporation, and, in the absence of fraud, no contract or other transaction shall be thereby affected or invalidated; provided, however, that (a) such fact shall have been disclosed or shall have been known to the Board of Directors or the committee thereof that approved such contract or transaction and such contract or transaction shall have been approved or ratified by the affirmative vote of a majority of the disinterested directors, or (b) such fact shall have been disclosed or shall have been known to the stockholders entitled to vote, and such contract or transaction shall have been approved or rectified by a majority of the votes cast by the stockholders entitled to vote, other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity, or (c) the contract or transaction is fair and reasonable to the Corporation. Any director of the Corporation who is also a director or officer of, or interested in, such other corporation or association, or who, or the firm of which he or she is a member, is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of the Corporation which shall authorize any such contract or transaction, with like force and effect as if he or she were not such director or officer of such other corporation or association or were not so interested or were not a member of a firm so interested.

Except as otherwise provided in the Corporation's Articles or the Bylaws of the Corporation, as amended from time to time, the business of the Corporation shall be managed by its Board of Directors. The Board of Directors shall have and may exercise all the rights, powers and privileges of the Corporation except only for those that are by law, these Articles of Incorporation or the Bylaws of the Corporation, conferred upon or reserved to the stockholders. Additionally, the Board of Directors is hereby specifically authorized and empowered from time to time in its discretion:

To borrow and raise money, without limit and upon any terms, for any corporate purpose; and, subject to applicable law, to authorize the creation, issuance, assumption, or guaranty of bonds, debentures, notes or other evidences of indebtedness for money so borrowed, to include therein such provisions as to redeemability, convertibility or otherwise, as the Board of Directors, in its sole discretion, determines, and to secure the payment of principal, interest or sinking fund in respect thereof by mortgage upon, or the pledge of, or the conveyance or assignment in trust of, all or any part of the properties, assets, and goodwill of the Corporation then owned or thereafter acquired;

To make, alter, amend, change, add to or repeal the Bylaws of the Corporation in accordance with the terms of the Bylaws adopted by the Board of Directors; and to the extent permitted by law, to declare and pay dividends or other distributions to the stockholders from time to time out of the earnings, earned surplus, paid-in surplus or capital of the Corporation, notwithstanding that such declaration may result in the reduction of the capital of the Corporation. In connection with any dividends or other distributions upon the Common Stock, the Corporation need not reserve any amount from such dividend or other distributions to satisfy any preferential rights of any stockholder.

Notwithstanding any provision of law requiring the authorization of any action by a greater proportion than a majority of the total number of shares of all classes of capital stock or of the total number of shares of any class of capital stock, such action shall be valid and effective if authorized by the affirmative vote of the holders of a majority of the total number of shares of all classes outstanding and entitled to vote thereon, except as otherwise provided in the Articles. Any action required or permitted to be taken by the Stockholders of the Corporation may be effected at a duly called annual or special meeting of the stockholders or by any consent in writing.

ARTICLE XIII

The duration of the Corporation shall be perpetual.

THIRD: The amendment to and restatement of the Articles of the Corporation as hereinabove set forth have been duly authorized and approved by a majority of the Board of Directors and approved by the stockholders of the Corporation as required by law.

FOURTH: The current address of the principal office of the Corporation in the State of Colorado is as set forth in Article IV of the foregoing amendment and restatement of the Articles.

FIFTH: The name and address of the Corporation's current resident agent is as set forth in Article IV of the foregoing amendment and restatement of the Articles.

SIXTH: The number of directors of the Corporation and the names of those currently in office are as follows:

James Collas
Chris Nicolaidis

IN WITNESS WHEREOF, the Corporation has caused these presents to be signed in its name and on its behalf by its President and Chief Executive Officer and witnessed by its Secretary.

_____

James Collas, President and
Chief Executive Officer

_____

Chris Nicolaidis
Corporate Secretary